02 JUL 22 AM 10: 36

02042733

Rhodia-ster

Exemption Number [823942]

São Paulo, July 22, 2002

Securities and Exchange Commission
Attn.: Mr. Michael Hyatte
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549 - USA

SUPPL

Re.: Rhodia-ster S.A. – Material Fact

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Dear Sirs,

We hereby inform you that Rhodia-ster S.A. is disclosing on the date hereof, to the Brazilian Securities Exchange Commission (*Comissão de Valores Mobiliários – CVM*) and other entities of the market, the material fact which copies of the final version in Portuguese and of the unofficial translation into English are attached hereto, and which will be published as soon as possible in the Newspaper "Valor Econômico" and in the "Official Gazette of the State of São Paulo".

Additionally, we inform you that once the referred material fact has been published, we will send you a copy of it.

Best Regards,

José Veiga Veiga
Investors Relations Officer
RHODIA-STER S.A.

dlw 7/22

c:\windows\temp\letter-sec-material fact1.doc

RHODIA-STER S.A.

Publicy-held company – CNPJ 56.806.656/0001-50

NIRE 35.300.147.693

MATERIAL FACT

Rhodia-ster S.A. announces that its controlling shareholder Rhodia Brasil Ltda. and M. & G. Finanziaria Industriale S.p.A., an Italian company, which is the parent of a leading group in the production of PET packaging materials, have agreed on the basis for the sale of the totality of the shares Rhodia Brasil Ltda. holds in Rhodia-ster S.A. to M. & G. Finanziaria Industriale S.p.A. (or its nominee), representing the controlling interest thereon and equivalent to 88.446% of the total capital.

The parties expect to conclude the transaction by September 30, 2002. As soon as the transaction is concluded, the parties shall disclose further information on the matter, as required by applicable regulation.

São Paulo, July 22, 2002

Rhodia-ster S.A.

José Veiga Veiga
Investors Relations Officer